Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2023 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, February 13, 2024 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2023.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 68.5% in Q4 23’ mainly due to vessel repositioning for commercial reasons and the drydocking of two vessels.

•	76% of fleet calendar days equivalent to 629 days in Q4 23’ were dedicated to spot activity.

•	Revenues of $29.9 million in Q4 23’ compared to $37.9 million in Q4 22’ mainly due to a lower average number of vessels and softer market conditions particularly in the East.

•	Net Income of $6.5 million in Q4 23’ compared to net income of $13.8 million in Q4 22’.

•

Revenues of $183.7 million in 12M 23’, an $86.7 million or 89.4% increase compared to 12M 22’, due to the improved market conditions for the majority of the year and a larger fleet by approximately three vessels.

•	Net Income of $71.1 million in 12M 23’ marking a 141% increase compared to the net income of $29.5 million in 12M 22’.

•	Cash and cash equivalents and time deposits, of $124 million as of December 31, 2023- which is about 50% higher than our current market capitalization.

•	Under the $10 million share buyback program announced on September 7, 2023, the Company has repurchased to date a total of 4,251,881 common shares for a total amount of approximately $8.4 million.

•	As a means to further enhance shareholders value, the Company repurchased 5.8 million of outstanding warrants within Q4 22’.

Fourth Quarter 2023 Results:

•

Revenues for the three months ended December 31, 2023 amounted to $29.9 million, a decrease of $8.0 million, or 21.1%, compared to revenues of $37.9 million for the three months ended December 31, 2022, primarily due to a lower average number of vessels and softer market conditions in the East market, leading to higher idle and repositioning time.

•

Voyage expenses and vessels’ operating expenses fo r the three months ended December 31, 2023 were $13.8 million and $5.7 million, respectively, compared to $10.5 million and $6.4 million, respectively, for the three months ended December 31, 2022. The $3.3 million increase in voyage expenses is mainly due to an increase in bunker costs as a result of a 65% increase in spot days and an $0.8 million increase of port expenses as a result of an increase in port tariffs. The $0.7 million decrease in vessels’ operating expenses was primarily due to the decrease of average number of vessels by approximately one vessel.

•

Drydocking costs for the three months ended December 31, 2023 and 2022 were $2.5 million and $1.9 million, respectively. During the three months ended December 31, 2023 one of our suezmax tankers and one of our handysize dry vessels underwent drydocking at higher costs compared to the costs incurred by the two vessels that underwent drydocking during the same period of prior year.

•

General and administrative costs for the three months ended December 31, 2023 and 2022 were $1.2 million and $0.9 million, respectively. This change is mainly attributed to the increase in stock-based compensation costs, partly offset by a reduction in reporting expenses.

•	Depreciation for the three months ended December 31, 2023 and 2022 was $3.5 million and $4.0 million, respectively. The change is attributable to the decrease in the average number of our vessels.

•

Interest and finance costs for the three months ended December 31, 2023 and 2022 were $0.01 million and $0.9 million, respectively. There was no debt outstanding during the three months ended December 31, 2023.

•

Interest income for the three months ended December 31, 2023 and 2022 was $2.0 million and $0.8 million, respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits at improved rates as well as to the $0.7 million of accrued interest income – related party as of December 31, 2023 in connection with the $38.7 million of the selling price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which is receivable by July 2024.

•

As a result of the above, for the three months ended December 31, 2023, the Company reported net income of $6.5 million, compared to net income of $13.8 million for the three months ended December 31, 2022. Dividends on Series A Preferred Shares and Series C Preferred Shares amounted to $0.4 million and $0.03 million, respectively, for the three months ended December 31, 2023. Deemed dividend resulting from the conversion of the Series C Preferred Shares into 6,932,043 common shares amounted to $6.5 million and represents the difference between the fair value of the 6,932,043 shares at the conversion date and the net book value of the Series C Convertible Preferred Stock. This non-cash deemed dividend has been deducted from our net income for the determination of the net income/(loss) available to common shareholders in the earnings/(loss) per share (“EPS”) calculations for the three month period ended December 31, 2023.The weighted average number of shares of common stock outstanding, basic, for the three months ended December 31, 2023 was 23.6 million. Following the deduction of the $6.5 million non-cash deemed dividend, loss per share, basic, for the three months ended December 31, 2023, amounted to $0.02, compared to earnings per share, basic, of $1.05 for the three months ended December 31, 2022.

•

Adjusted net income was $7.2 million corresponding, following the $6.5 million deduction of the non-cash deemed dividend, to an Adjusted EPS, basic of $0.01 for the three months ended December 31, 2023 compared to an Adjusted net income of $13.9 million corresponding to an Adjusted EPS, basic, of $1.06 for the same period of last year.

•

EBITDA for the three months ended December 31, 2023 amounted to $8.0 million, while Adjusted EBITDA for the three months ended December 31, 2023 amounted to $8.7 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 9.00 vessels were owned by the Company during the three months ended December 31, 2023 compared to 9.79 vessels for the same period of 2022.

Twelve Months 2023 Results:

•

Revenues for the twelve months ended December 31, 2023 amounted to $183.7 million, an increase of $86.7 million, or 89.4%, compared to revenues of $97.0 million for the twelve months ended December 31, 2022, primarily due to the increase in our average number of vessels by approximately three vessels and stronger market conditions prevailing during the majority of the year 2023.

•

Voyage expenses and vessels’ operating expenses for the twelve months ended December 31, 2023 were $62.5 million and $25.6 million, respectively, compared to $33.8 million and $16.4 million, respectively, for the twelve months ended December 31, 2022. The $28.7 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 1,307 days (117.1%). The $9.2 million increase in vessels’ operating expenses was primarily due to the increase in the average number of vessels in our fleet by approximately three vessels.

•

Drydocking costs for the twelve months ended December 31, 2023 and 2022 were $6.6 million and $1.9 million, respectively. This increase is due to the fact that during the twelve months ended December 31, 2023 three of our product tankers, one of our suezmax tankers and two of our drybulk carriers underwent drydocking, while during the twelve months ended December 31, 2022 one of our suezmax vessels and one of our drybulk carriers underwent drydocking.

•

General and administrative costs for the twelve months ended December 31, 2023 and 2022 were $4.9 million and $1.8 million, respectively. This increase is mainly attributed to a $2.3 million increase in stock-based compensation costs along with an increase in reporting costs mainly related to our spin off project.

•

Depreciation for the twelve months ended December 31, 2023 was $15.6 million, a $3.3 million increase from $12.3 million for the same period of last year, due to the increase in the average number of our vessels.

•

Impairment loss for the twelve months ended December 31, 2023 stood at $9.0 million, and related to the spin-off of two of our drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values compared to the values prevailing when these vessels were acquired, resulted in the incurrence of impairment loss.

•	Gain on sale of vessel for the twelve months ended December 31, 2023 was $8.2 million, which was due to the sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc., a related party.

•

Interest and finance costs for the twelve months ended December 31, 2023 and 2022 were $1.8 million and $1.6 million, respectively. The $1.8 million of costs for the twelve months ended December 31, 2023 relate mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt.

•

Interest income for the twelve months ended December 31, 2023 and 2022 was $5.8 million and $1.3 million, respectively. The increase is attributed to our time deposits during the period at favourable time deposit rates as well as to the $1.4 million of accrued interest income – related party as of December 31, 2023 in connection with the $38.7 million of the selling price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which is receivable by July 2024.

•

As a result of the above, the Company reported net income for the twelve months ended December 31, 2023 of $71.1 million, compared to a net income of $29.5 million for the twelve months ended December 31, 2022. Dividends on Series A Preferred Shares and Series C Preferred Shares amounted to $1.7 million and $0.4 million, respectively, for the twelve months ended December 31, 2023. The non-cash deemed dividend resulting from the conversion of the Series C Preferred Shares into 6,932,043 common shares amounting to $6.5 million and has been deducted from our net income for the determination of the net income available to common shareholders in the EPS calculations for the twelve-month period ended December 31, 2023. The weighted average number of shares outstanding, basic, for the twelve months ended December 31, 2023 was 18.6 million. Earnings per share, basic, for the twelve months ended December 31, 2023 amounted to $3.22 compared to earnings per share, basic, of $2.89 for the twelve months ended December 31, 2022.

•

Adjusted Net Income was $74.4 million corresponding, following the deduction of the non-cash deemed dividend, to an Adjusted EPS, basic of $3.39 for the twelve months ended December 31, 2023 compared to adjusted net income of $29.6 million, corresponding to an Adjusted EPS, basic, of $2.91 for the same period of last year.

•

EBITDA for the twelve months ended December 31, 2023 amounted to $82.8 million while Adjusted EBITDA for the twelve months ended December 31, 2023 amounted to $86.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 10.00 vessels were owned by the Company during the twelve months ended December 31, 2023 compared to 6.99 vessels for the same period of 2022.

•

As of December 31, 2023, cash and cash equivalents and time deposits amounted to $124.0 million and total debt amounted to nil. During the twelve months ended December 31, 2023 debt repayments amounted to $70.4 million.

Fleet Employment Table

As of February 13, 2024, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	$65,000	February 2024
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	47,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	$18,200	April 2024
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	$15,000	February 2024
Fleet Total			628,000 dwt

(1)	Earliest date charters could expire.

As previously announced, the Company has also entered into an agreement with affiliates of the Vafias family to acquire two tanker vessels, the aframax tanker Stealth Haralambos, built in 2009 and the product tanker Aquadisiac built in 2008, with an aggregate capacity of approximately 163,716 dwt. The aggregate purchase price for these acquisitions is $71 million. Both vessels are expected to be delivered on a charter-free basis by the end of February 2024. The Company expects to finance the purchase price with cash-on-hand.

CEO Harry Vafias Commented

Since our Company’s listing we managed to almost triple our fleet, accumulate more than $100 million of cash, pay off all of our bank loans and excel in terms of profits. For 2023 our profitability was $71.1 million, that is 141% higher than 2022. Since September 2023, we have commenced a sharebuyback program. To date we have purchased 4.3 million common shares and 5.8 million of outstanding warrants for a total consideration of approximately $10 million while, since the commencement of our share buyback program, our share price has doubled.

Conference Call details:

On February 13, 2023 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BIb0d71756a48d45f7bcfb53165f7242da

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nine vessels in the water- five M.R. product tankers, two suezmax tankers and two handysize dry bulk carriers with a total capacity of 628,000 deadweight tons (dwt) and has entered into an agreement to acquire two additional tanker vessels- one aframax and one product tanker which will be delivered up until the end of February 2024. Following these deliveries, the Company will own a fleet with an aggregate capacity of 791,716 dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of any lingering impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, performance of counterparty to our vessel sale agreement, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict on Israel and Gaza, the potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended December 31, 2022 and December 31, 2023.

FLEET DATA	Q4 2022	Q4 2023	12M 2022	12M 2023
Average number of vessels (1)	9.79	9.00	6.99	10.00
Period end number of owned vessels in fleet	10	9	10	9
Total calendar days for fleet (2)	901	828	2,552	3,650
Total voyage days for fleet (3)	816	789	2,464	3,481
Fleet utilization (4)	90.6%	95.3%	96.6%	95.4%
Total charter days for fleet (5)	434	160	1,348	1,058
Total spot market days for fleet (6)	382	629	1,116	2,423
Fleet operational utilization (7)	79.4%	68.5%	84.8%	75.1%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net gain on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Fourth Quarter Ended December 31st,		Twelve Months Period Ended December 31st,
	2022	2023	2022	2023
Net Income – Adjusted Net Income
Net income	13,755,961	6,463,943	29,510,928	71,134,002
Less net gain on sale of vessel	—	—	—	(8,182,777)
Plus impairment loss	—	—	—	8,996,023
Plus share based compensation	117,256	752,407	117,256	2,434,855
Adjusted Net Income	13,873,217	7,216,350	29,628,184	74,382,103
Net income - EBITDA
Net income	13,755,961	6,463,943	29,510,928	71,134,002
Plus interest and finance costs	883,409	11,139	1,610,145	1,821,908
Less interest income	(844,025)	(2,004,611)	(1,290,059)	(5,833,756)
Plus depreciation	3,980,891	3,485,073	12,290,463	15,629,116
EBITDA	17,776,236	7,955,544	42,121,477	82,751,270
Net income - Adjusted EBITDA
Net income	13,755,961	6,463,943	29,510,928	71,134,002
Less net gain on sale of vessel	—	—	—	(8,182,777)
Plus impairment loss	—	—	—	8,996,023
Plus share based compensation	117,256	752,407	117,256	2,434,855
Plus interest and finance costs	883,409	11,139	1,610,145	1,821,908
Less interest income	(844,025)	(2,004,611)	(1,290,059)	(5,833,756)
Plus depreciation	3,980,891	3,485,073	12,290,463	15,629,116
Adjusted EBITDA	17,893,492	8,707,951	42,238,733	85,999,371
EPS - Adjusted EPS
Net income	13,755,961	6,463,943	29,510,928	71,134,002
Adjusted net income	13,873,217	7,216,350	29,628,184	74,382,103
Cumulative dividends on preferred shares	435,246	462,225	1,740,983	2,130,254
Deemed dividend from the conversion of the Series C Preferred Shares	—	6,507,789	—	6,507,789
Effect on modification of Class B warrants	—	—	2,943,675	—
Weighted average number of shares, basic	12,696,609	23,566,153	8,559,000	18,601,539
EPS - Basic	1.05	(0.02)	2.89	3.22
Adjusted EPS	1.06	0.01	2.91	3.39

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended December 31,		Twelve Month Periods Ended December 31,
	2022	2023	2022	2023
Revenues
Revenues	37,914,704	29,881,814	97,019,878	183,725,820
Expenses
Voyage expenses	10,027,535	13,470,678	32,604,893	60,276,962
Voyage expenses - related party	470,530	348,535	1,202,449	2,253,979
Vessels’ operating expenses	6,320,567	5,541,258	16,227,636	25,295,851
Vessels’ operating expenses - related party	70,000	117,500	165,500	346,583
Drydocking costs	1,890,247	2,454,960	1,890,247	6,551,534
Management fees - related party	396,880	364,320	1,045,640	1,606,440
General and administrative expenses	933,833	1,173,120	1,773,590	4,934,468
Depreciation	3,980,891	3,485,073	12,290,463	15,629,116
Impairment loss	—	—	—	8,996,023
Net gain on sale of vessel - related party	—	—	—	(8,182,777)

Total expenses	24,090,483	26,955,444	67,200,418	117,708,179

Income from operations	13,824,221	2,926,370	29,819,460	66,017,641

Other (expenses)/income
Interest and finance costs	(883,409)	(11,139)	(1,610,145)	(1,821,908)
Interest income	844,025	1,260,971	1,290,059	4,470,396
Interest income - related party	—	743,640	—	1,363,360
Dividend income from related party	—	191,667	—	404,167
Foreign exchange (loss)/gain	(28,876)	1,352,434	11,554	700,346

Other (expenses)/income, net	(68,260)	3,537,573	(308,532)	5,116,361

Net Income	13,755,961	6,463,943	29,510,928	71,134,002

Earnings/(loss) per share[1]
- Basic	1.05	(0.02)	2.89	3.22

- Diluted	1.05	(0.02)	2.89	2.93
Weighted average number of shares[1]
-Basic	12,696,609	23,566,153	8,559,000	18,601,539

-Diluted	12,696,609	23,566,153	8,593,575	22,933,671

[1]	Adjusted retroactively to reflect the 1-for-15 reverse stock split effected on April 28, 2023.

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	December 31,
	2022	2023
Assets
Current assets
Cash and cash equivalents	50,901,092	91,927,512
Time deposits	68,000,000	32,099,810
Restricted cash	1,005,827	—
Receivables from related parties	146,708	37,906,821
Trade and other receivables	7,898,103	13,498,813
Other current assets	240,002	302,773
Inventories	5,507,423	7,291,123
Advances and prepayments	172,908	161,937

Total current assets	133,872,063	183,188,789

Non current assets
Vessels, net	226,351,081	180,847,252
Restricted cash	5,600,000	—
Investment in related party	—	12,798,500

Total non current assets	231,951,081	193,645,752

Total assets	365,823,144	376,834,541

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,115,462	8,277,118
Payable to related parties	3,016,438	2,324,334
Accrued liabilities	1,982,306	3,008,500
Deferred income	1,089,959	919,116
Current portion of long-term debt	10,176,538	—

Total current liabilities	24,380,703	14,529,068

Non current liabilities
Long-term debt	59,787,923	—

Total non current liabilities	59,787,923	—

Total liabilities	84,168,626	14,529,068

Commitments and contingencies
Stockholders’ equity
Capital stock	129,724	332,573
Preferred stock, Series A	7,959	7,959
Preferred stock, Series B	160	160
Treasury stock	—	(5,885,727)
Additional paid-in capital	252,912,550	270,242,635
Retained earnings	28,604,125	97,607,873

Total stockholders’ equity	281,654,518	362,305,473

Total liabilities and stockholders’ equity	365,823,144	376,834,541

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	December 31,
	2022	2023
Cash flows from operating activities
Net income for the year	29,510,928	71,134,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,290,463	15,629,116
Amortization of deferred finance charges	94,007	474,039
Amortization of operating lease right-of-use assets	117,256	62,609
Share based compensation	—	2,434,855
Impairment loss	—	8,996,023
Net gain on sale of vessel - related party	—	(8,182,777)
Unrealized foreign exchange gain on time deposits	—	(426,040)
Dividends income from related party	—	(404,167)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(6,497,828)	(6,477,912)
Other current assets	(240,002)	(62,771)
Inventories	(5,248,577)	(1,908,513)
Changes in operating lease liabilities	—	(62,609)
Advances and prepayments	(22,364)	(181,990)
Increase/(decrease) in
Trade accounts payable	6,685,211	118,523
Balances with related parties	2,105,698	(2,940,967)
Accrued liabilities	1,495,632	1,383,841
Deferred income	607,638	(54,903)

Net cash provided by operating activities	40,898,062	79,530,359

Cash flows from investing activities
Dividends income received	—	241,667
Proceeds from sale of vessel, net	—	3,865,890
Acquisition and improvement of vessels	(118,678,560)	(28,145,103)
Increase in bank time deposits	(68,000,000)	(167,501,480)
Maturity of bank time deposits	—	203,827,710

Net cash (used in)/provided by investing activities	(186,678,560)	12,288,684

Cash flows from financing activities
Proceeds from equity offering	168,001,415	29,070,586
Stock issuance costs	(11,179,941)	(1,492,817)
Stock repurchase	—	(5,885,727)
Warrants repurchase	—	(1,521,738)
Proceeds from issuance of Series B preferred shares	200,000	—
Dividends paid on preferred shares	(1,740,983)	(2,130,254)
Customer deposits paid	(368,000)	—
Deferred finance charges paid	(404,633)	—
Loan repayments	(5,354,000)	(70,438,500)
Proceeds from long-term debt	47,792,500	—
Cash retained by C3is Inc. at spin off	—	(5,000,000)

Net cash provided by/(used in) financing activities	196,946,358	(57,398,450)

Net increase in cash, cash equivalents and restricted cash	51,165,860	34,420,593
Cash, cash equivalents and restricted cash at beginning of year	6,341,059	57,506,919

Cash, cash equivalents and restricted cash at end of year	57,506,919	91,927,512

Cash breakdown
Cash and cash equivalents	50,901,092	91,927,512
Restricted cash, current	1,005,827	—
Restricted cash, non current	5,600,000	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	57,506,919	91,927,512

Supplemental Cash Flow Information:
Interest paid	898,368	1,735,054
Non cash investing activity – Vessel improvements included in liabilities	—	859,320
Non cash investing activity – Dividend income from related party included in Investment in related party	—	162,500
Distribution of net assets of C3is Inc. to shareholders and warrantholders	—	20,957,952